SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 12, 2016

I. Date, Time and Place: December 12, 2016, at 10:30 a.m., at Praça Comandante Linneu Gomes, S/N, Portaria 3, at the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”). II. Attendance: : Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Paulo Sergio Kakinoff, to act as secretary of the meeting. IV. Calling: Made by e-mail and it was confirmed by all members of the Board of Directors. V. Agenda: To decide on the final negotiations with the Brazilian Federal Public Ministry in relation to the facts that were preliminarily determined in an internal investigation. VI. Resolutions: After the necessary explanations were provided and after detailed review of the pertinent documents, the Board approved by the members present at the meeting the signing of a Leniency Agreement with the Brazilian Federal Public Ministry, by its subsidiary, Gol Linhas Aéreas S.A. (“GOL”). All obligations to be assumed by GOL in this Leniency Agreement are hereby approved. VII. Suspension of the Meeting and Drawing-up of the Minutes: The floor was opened to discussion and as there was no request therefore, the meeting was suspended for the time necessary for these minutes to be drawn up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Constantino de Oliveira Junior – Chairman; Paulo Sergio Kakinoff – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. I hereby certify that this is a faithful copy of the minutes that were properly included in the minute book of the Company.

São Paulo, December 12, 2016.

_____________________________	_____________________________
Constantino de Oliveira Junior Chairman	Paulo Sergio Kakinoff Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.